Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-225214
June 15, 2018

i3 Verticals, Inc.
Update and Supplement to Preliminary Prospectus
This free writing prospectus relates to the initial public offering of Class A common stock of i3 Verticals, Inc. (“i3 Verticals”) and updates and supplements the preliminary prospectus dated June 11, 2018 (the “Initial Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of Class A common stock. In response to comments received from the staff of the SEC, on June 14, 2018, i3 Verticals filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 includes an update to the Initial Preliminary Prospectus (the “Updated Preliminary Prospectus”). Capitalized terms used, but not defined, in this free writing prospectus have the meanings given in the Updated Preliminary Prospectus. You may review Amendment No. 2, including the Updated Preliminary Prospectus, by using the following link:
https://www.sec.gov/Archives/edgar/data/1728688/000162828018007845/projecttrilogys-1a2.htm
The Updated Preliminary Prospectus reflects:
(a)revisions to the disclosure under the caption “Dilution,” including revisions reflecting an increase in the dilution in pro forma net tangible book value per share to new investors purchasing shares of Class A common stock in the offering from $11.61 per share to $14.26 per share;

(b)revisions to the disclosure under the caption “Use of Proceeds” to clarify that in addition to the net proceeds i3 Verticals, LLC intends to use from the sale of common units to i3 Verticals, Inc. in connection with the offering, i3 Verticals, LLC intends to use approximately $2.8 million it expects to receive from the exercise of warrants held by the Warrant Holders to repay additional amounts on the revolving loan of our Senior Secured Credit Facility;

(c)revisions to the pro forma financial information to reflect presentation updates, including additional disclosures to quantify the effect of each pro forma adjustment to the extent not previously disclosed; and

(d)certain other revisions and conforming changes.

i3 Verticals, Inc. has filed a registration statement (including the Updated Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Updated Preliminary Prospectus may be obtained from:

•	Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, or by telephone at (631) 274-2806.

•	Raymond James & Associates, Inc., Attn: Prospectus Department, 880 Carillon Parkway, St. Petersburg, Florida 33716, or by telephone at (800) 248-8863 or by email at prospectus@raymondjames.com.

•	KeyBanc Capital Markets Inc., Attn: Prospectus Delivery Department, 127 Public Square, 4th Floor, Cleveland, Ohio 44114, or by telephone at (800) 859-1783.